# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Greenland Energy Co, CIK 0002093507
CUSIP: 70580B106
Title of class of securities: Common Stock, Par Value $0.0001
Address of issuer's principal executive offices: C/O Greenland Energy Company, 3400 East Bayaud Avenue, Suite 400,, Denver, Colorado (CO), 80209
Date of event which requires filing of this statement: 03/25/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002128111

## Reporting persons
- FG Merchant Partners LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 1,535,594; shared voting power 0; sole dispositive power 1,535,594; shared dispositive power 0; aggregate amount beneficially owned 1,535,594 (5.88% of the class)
  Comment: Rows 5, 7, and 9. The 1,535,594 shares of Greenland Energy Company's Common Stock ("Common Stock") are directly beneficially owned by FG Merchant Partners LP.
  
  Based on 26,110,252 shares of Common Stock issued and outstanding as of March 25, 2026.

## Item 1. Issuer
Name of issuer: Greenland Energy Co
Address of issuer's principal executive offices: C/O Greenland Energy Company 3400 East Bayaud Avenue, Suite 400, Denver, Colorado 80209

## Item 2. Person Filing
Name of person filing: The name of the person filing this statement on Schedule 13G is FG Merchant Partners LP
Address of principal business office or, if none, residence:
The principal business address for FG Merchant Partners LP is:

C/O Greenland Energy Company
3400 East Bayaud Avenue, Suite 400, Denver, Colorado 80209
Citizenship: See response to Item 4 on the cover page.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,535,594 shares of Common Stock
Percent of class: 5.88%
Sole power to vote or to direct the vote: 1,535,594 shares of Common Stock
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,535,594 shares of Common Stock
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- FG Merchant Partners LP: /s/ D. Kyle Cerminara, D. Kyle Cerminara, Authorized Signatory (04/09/2026)